Exhibit 99.7
AMENDMENT 2002 - (4)
TO THE
CIBC WORLD MARKETS INCENTIVE SAVINGS PLAN
FOR U.S. EMPLOYEES
(as amended and restated effective January 1, 1999)
     Pursuant to the authority reserved to Canadian Imperial Bank of Commerce (“CIBC”) at Section 9.01 of the CIBC World Markets Incentive Savings Plan for U.S. Employees (the “Plan”), Article III of the Plan is hereby amended by adding the following Section 3.12, effective December 31, 2002:
     3.12 Fahnestock Employees. Notwithstanding anything herein to the contrary, no Before-tax or After-tax Savings contributions shall be made with respect to any Salary attributable to services rendered after December 31, 2002 by any Participant who terminates employment in connection with, and on or after the closing date of, the acquisition of the Private Client Division by Fahnestock & Co. Inc.
     IN WITNESS WHEREOF, the undersigned has executed this amendment this 20th day of December 2002.

By:	/s/ Joyce M. Phillips

Joyce M. Phillips